[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

April 7, 2009	41193.00082

VIA EDGAR

Mr. Tom Kluck
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Acadia Realty Trust Registration Statement on Form S-3 Filed on March 12, 2009 (File No. 333-157886)

Dear Mr. Kluck:

          On behalf of our client, Acadia Realty Trust (the “Registrant”), we are transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by letter dated March 30, 2009, relating to the above-referenced registration statement (the “Registration Statement”).

          We have incorporated the Commission’s comments into this response letter in italics and have provided the Registrant’s responses below each comment.

General

          1.       We note that you incorporate by reference your fiscal year ended December 31, 2008 Form 10-K that was filed on February 27, 2009. We further note that your Form 10-K incorporates Part III information by reference in your definitive proxy statement, which has not yet been filed. Please amend your Form 10-K to include the Part III information or file your definitive proxy statement. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 123.01, which can be found on our website, for guidance.

           The Registrant will file its definitive proxy statement with the Commission prior to the time it requests the Registration Statement be declared effective by the Staff. The information that is required by Part III of Form 10-K will be included in the definitive proxy statement that will be filed by the Registrant. Accordingly, the Registration Statement will contain a complete Section 10(a) prospectus in accordance with Securities

Mr. Tom Kluck
April 7, 2009

Act Forms Compliance and Disclosure Interpretation Question 123.01 prior to the time it is declared effective by the Staff.

          2. We note your disclosure in the “Calculation of Registration Fee” section that you are relying upon Rule 415(a)(6) of Regulation C for this offering. Please explain to us why you believe that you are eligible to rely upon Rule 415(a)(6). Please refer to Securities Act Rules, Compliance and Disclosure Interpretation Questions 198.03 and 198.06.

          In accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 198.06, the Registrant believes the following two requirements have been met as noted below:

  Prior to filing the Form 10-K, the issuer must file a post-effective amendment to the automatic shelf registration statement (on EDGAR submission type POSASR) to register a specific amount of securities and to pay the associated filing fee.

          The Registrant received oral guidance from the Staff stating that the Registrant did not need to file a post-effective amendment prior to filing its Form 10-K but could still avail itself of the provisions of Rule 415(a)(6) upon the loss of well-known seasoned issuer status, if the Registrant’s automatic shelf registration statement contained all the information required to be included on Form S-3 (i.e. (i) did not omit information pursuant to Rule 430B; (ii) paid the filing fee up front; and (iii) set forth the amount of securities to be offered). The Registrant’s automatic shelf registration statement (File No. 333-139950), when filed, contained all the information required to be included on Form S-3, paid the full filing fee at the time of filing, and set forth the amount of securities to be offered.

  The prospectus included in the post-effective amendment to the automatic shelf registration statement may not omit information in reliance on provisions of Rule 430B that are available only to automatic shelf registration statements and instead must contain all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2.

          As stated above, the Registrant’s automatic shelf registration statement included all the information required to be included on Form S-3 and did not omit information in reliance on Rule 430B, and accordingly, was not required to file a post-effective amendment prior to filing its Form 10-K.

          Further in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 198.06, the Registrant promptly filed the Registration Statement after filing its Form 10-K.

Mr. Tom Kluck
April 7, 2009

Part II - Information No Required In Prospectus. page II-1

Item 16. Exhibits. page II-2

          3. Please file the statement of eligibility of trustee as required by Item 601(b)(25) of Regulation S-K. Please see the Trust Indenture Q&A and question 220.01 on our website, http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, for guidance.

          In accordance with our discussions with the Staff, the Registrant has elected to designate a trustee on a delayed basis pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939. Accordingly, it will file any required statement of eligibility of trustee on Schedule T-1 on a delayed basis under the electronic form type “305B2.” In response to the Staff’s comments, the Registrant has revised the disclosure on page II-3 of the pre-effective amendment to the Registration Statement filed concurrently with this letter.

* * *

          If you have any questions, please do not hesitate to contact me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Erin E. Martin, Esq.
Robert Masters, Esq.